File Pursuant to Rule 424(b)(5)
                                                     Registration Nos. 333-45069
                                                                    333-45069-01
                                                                    333-45069-02

PROSPECTUS SUPPLEMENT
(To Prospectus dated February 9, 1998)

                                  $80,000,000

[LOGO] MISSISSIPPI POWER
       (A SOUTHERN COMPANY)

                      Series D Floating Rate Senior Notes
                              due March 12, 2004

                              -------------------

   Mississippi Power Company will pay interest on the Series D Senior Notes on the 12th day of each March, June, September and December, beginning June 12, 2002. The per annum interest rate on the Series D Senior Notes for each quarterly interest period will be reset quarterly based on the three-month LIBOR rate plus 0.10%; however, under certain circumstances set forth in this Prospectus Supplement, the interest rate on the Series D Senior Notes will be determined without reference to LIBOR.

   The Series D Senior Notes are not redeemable prior to maturity.

   The Series D Senior Notes will be direct, unsecured and unsubordinated obligations and will rank equally with all other unsecured and unsubordinated obligations of Mississippi Power Company. The Series D Senior Notes will be issued only in registered form in denominations of $1,000 and any integral multiple thereof.

   The Series D Senior Notes should be delivered on or about March 22, 2002 through the book-entry facilities of The Depository Trust Company.

                                               Per Series D
                                               Senior Note     Total
                                               ------------ ------------
        Public Offering Price.................    100.00%   $ 80,000,000
        Underwriting Discount.................      0.25%   $    200,000
        Proceeds to Mississippi- Power Company     99.75%   $79,800,000

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              -------------------


LEHMAN BROTHERS
               BANC ONE CAPITAL MARKETS, INC.

March 12, 2002

   In making your investment decision, you should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the attached Prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

   We are offering to sell the Series D Senior Notes only in places where sales are permitted.

   You should not assume that the information contained or incorporated by reference in this Prospectus Supplement or the attached Prospectus, including information incorporated by reference, is accurate as of any date other than its respective date.

   CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SERIES D SENIOR NOTES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT AND SHORT-COVERING TRANSACTIONS IN THE SERIES D SENIOR NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               -----------------

                               TABLE OF CONTENTS

                                                          Page
                                                          ----
                 Prospectus Supplement
                 The Company............................. S-3.
                 Selected Financial Information.......... S-3.
                 Use of Proceeds......................... S-4.
                 Recent Results of Operations............ S-4.
                 Description of the Series D Senior Notes S-4.
                 Underwriting............................ S-8.
                 Experts................................. S-9.


                                                             Page
                                                             ----

                Prospectus
                Available Information.......................  2
                Incorporation of Certain Documents by
                  Reference.................................  2
                Selected Information........................  3
                Mississippi Power Company...................  4
                The Trusts..................................  5
                Accounting Treatment........................  5
                Use of Proceeds.............................  5
                Recent Results of Operations................  5
                Description of the Senior Notes.............  6
                Description of the Junior Subordinated Notes  9
                Description of the Preferred Securities..... 14
                Description of the Guarantees............... 15
                Relationship Among the Preferred Securities,
                  the Junior Subordinated Notes and the
                  Guarantees................................ 17
                Plan of Distribution........................ 19
                Legal Matters............................... 19
                Experts..................................... 20

                                  THE COMPANY

   Mississippi Power Company (the "Company") was incorporated under the laws of the State of Mississippi on July 12, 1972, was admitted to do business in Alabama on November 28, 1972 and, effective December 21, 1972, by the merger into it of the predecessor Mississippi Power Company, succeeded to the business and properties of the latter company. The predecessor Mississippi Power Company was incorporated under the laws of the State of Maine on November 24, 1924 and was admitted to do business in Mississippi on December 23, 1924 and in Alabama on December 7, 1962. The Company has its principal office at 2992 West Beach Boulevard, Gulfport, Mississippi 39501, telephone number (228) 864-1211. The Company is a wholly owned subsidiary of The Southern Company.

   The Company is engaged in the generation and purchase of electric energy and the distribution and sale of such energy within 23 counties of southeastern Mississippi, at retail in 123 communities (including Biloxi, Gulfport, Hattiesburg, Laurel, Meridian and Pascagoula), as well as in rural areas, and at wholesale to one municipality, six rural electric distribution cooperative associations and one generating and transmitting cooperative.

                        SELECTED FINANCIAL INFORMATION

   The following data is qualified in its entirety by reference to and, therefore, should be read together with the detailed information and financial statements appearing herein, in the accompanying Prospectus or in the documents incorporated herein by reference.

                                                            Year Ended December 31,
                                                  --------------------------------------------
                                                    1997     1998     1999     2000     2001
                                                  -------- -------- -------- -------- --------
                                                           (Thousands, except ratios)
Operating Revenues............................... $543,588 $595,131 $633,004 $687,602 $796,065
Earnings Before Interest and Income Taxes........  113,149  118,232  121,620  122,270  132,671
Net Income After Dividends on Preferred Stock....   54,010   55,105   54,809   54,972   63,887
Ratio of Earnings to Fixed Charges(1)............     4.62     4.47     3.96     3.97     5.05
Ratio of Earnings to Fixed Charges Plus Preferred
  Dividend Requirements (Pre-Income Tax Basis)(2)     3.85     4.00     3.60     3.59     4.51

                                                                                    Capitalization
                                                                                As of December 31, 2001
                                                                            ------------------------------
                                                                              Actual       As Adjusted(3)
                                                                             --------    ------------------
                                                                            (Thousands, except percentages)
Common Stock Equity........................................................ $491,680     $491,680    56.4%
Cumulative Preferred Stock.................................................   31,809       31,809     3.6
Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary
  Trusts Holding Company Junior Subordinated Notes.........................   35,000       35,000     4.0
Senior Notes...............................................................   87,178      167,178    19.2
Other Long-Term Debt.......................................................  146,575      146,575    16.8

                                                                             --------     --------   -----
   Total, excluding amounts due within one year............................ $792,242     $872,242   100.0%

                                                                             ========     ========   =====

--------
(1) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Earnings Before Interest and Income Taxes" the debt portion of allowance for funds used during construction; and (ii) "Fixed Charges" consist of "Net Interest Charges" plus the debt portion of allowance for funds used during construction.
(2) In computing this ratio, "Preferred Dividend Requirements" represent the before tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.
(3) Reflects (i) the proposed issuance in March 2002 by Mississippi Power Capital Trust II of $35,000,000 aggregate liquidation amount of its Trust Preferred Securities for the benefit of the Company; (ii) the proposed redemption in April 2002 of $35,000,000 aggregate liquidation amount of Mississippi Power Capital Trust I 7.75% Trust Originated Preferred Securities issued for the benefit of the Company; and (iii) the issuance of the Series D Senior Notes offered hereby.

                                USE OF PROCEEDS

   The net proceeds from the sale of the Series D Senior Notes will be applied by the Company to repay $80,000,000 aggregate principal amount of its Series C Floating Rate Senior Notes due March 28, 2002 at maturity.

                         RECENT RESULTS OF OPERATIONS

   For the year ended December 31, 2001, "Operating Revenues," "Earnings Before Interest and Income Taxes" and "Net Income After Dividends on Preferred Stock" were $796,065,000, $132,671,000 and $63,887,000, respectively. In the opinion of the management of the Company, the above amounts for the year ended December 31, 2001 reflect all adjustments (which were only normal recurring adjustments) necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" and the "Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)" for the year ended December 31, 2001 were 5.05 and 4.51, respectively.

                   DESCRIPTION OF THE SERIES D SENIOR NOTES

   Set forth below is a description of the specific terms of the Series D Floating Rate Senior Notes due March 12, 2004 (the "Series D Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the Senior Notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture dated as of May 1, 1998 (the "Senior Note Indenture") between the Company and Bankers Trust Company, as trustee (the "Senior Note Indenture Trustee").

General

   The Series D Senior Notes will be issued as a series of senior notes under the Senior Note Indenture. The Series D Senior Notes will be initially issued in the aggregate principal amount of $80,000,000. The Company may, without the consent of the holders of the Series D Senior Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms (except for the issue price and issue date) as the Series D Senior Notes. Any additional notes having such similar terms, together with the Series D Senior Notes, will constitute a single series of senior notes under the Senior Note Indenture.

   The entire principal amount of the Series D Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on March 12, 2004. The Series D Senior Notes are not subject to any sinking fund provision. The Series D Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.

Interest

   Each Series D Senior Note shall bear interest from the date of original issuance, payable quarterly in arrears on March 12, June 12, September 12 and December 12, as applicable, to the person in whose name such Series D Senior
Note is registered at the close of business on the 15th calendar day prior to such payment date. The initial interest payment date is June 12, 2002. The amount of interest payable will be computed on the basis of the actual number of days elapsed over a 360-day year. If any interest payment date would otherwise be a day that is not a Business Day, the interest payment date will be the next succeeding Business Day.

   The Series D Senior Notes will bear interest for each quarterly Interest Period at a per annum rate determined by the Calculation Agent, subject to the maximum interest rate permitted by New York or other applicable state law, as such law may be modified by United States law of general application. The interest rate applicable during each quarterly Interest Period will be equal to LIBOR on the Interest Determination Date for such Interest Period plus 0.10%; provided, however, that in certain circumstances described below, the interest rate will be determined without reference to LIBOR. Promptly upon such determination, the Calculation Agent will notify the Company and the Senior Note Indenture Trustee, if the Senior
Note Indenture Trustee is not then serving as the Calculation Agent, of the interest rate for the new Interest Period. The interest rate determined by the Calculation Agent, absent manifest error, shall be binding and conclusive upon the beneficial owners and holders of the Series D Senior Notes, the Company and the Senior Note Indenture Trustee.

   If the following circumstances exist on any Interest Determination Date, the Calculation Agent shall determine the interest rate for the Series D Senior Notes as follows:

      (1) In the event no Reported Rate (as defined below) appears on Telerate Page 3750 (as defined below) as of approximately 11:00 a.m., London time, on an Interest Determination Date, the Calculation Agent shall request the principal London offices of each of four major banks in the London interbank market selected by the Calculation Agent (after consultation with the Company) to provide a quotation of the rate (the "Rate Quotation") at which three-month deposits in amounts of not less than $1,000,000 are offered by it to prime banks in the London interbank market, as of approximately 11:00 a.m., London time, on such Interest Determination Date, that is representative of single transactions at such time (the "Representative Amounts"). If at least two Rate Quotations are provided, the interest rate will be the arithmetic mean of the Rate Quotations obtained by the Calculation Agent, plus 0.10%.

      (2) In the event no Reported Rate appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on an Interest Determination Date and there are fewer than two Rate Quotations, the interest rate will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on such Interest Determination Date, by three major banks in New York City selected by the Calculation Agent (after consultation with the Company), for loans in Representative Amounts in U.S. dollars to leading European banks, having an index maturity of three months for a period commencing on the second London Business Day immediately following such Interest Determination Date, plus 0.10%; provided, however, that if fewer than three banks selected by the Calculation Agent are quoting such rates, the interest rate for the applicable Interest Period will be the same as the interest rate in effect for the immediately preceding Interest Period.

   Upon the request of a holder of the Series D Senior Notes, the Calculation Agent will provide to such holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next Interest Period.

Certain Definitions

   The following definitions apply to the Series D Senior Notes:

   "Business Day" means a day other than (i) a Saturday or Sunday, (ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed, or (iii) a day on which the Senior Note Indenture Trustee's corporate trust office is closed for business.

   "Calculation Agent" means Bankers Trust Company, or its successor appointed by the Company, acting as calculation agent.

   "Interest Determination Date" means the second London Business Day immediately preceding the first day of the relevant Interest Period.

   "Interest Period" means the period commencing on an interest payment date for the Series D Senior Notes (or, with respect to the initial Interest Period only, commencing on the issue date for the Series D Senior Notes) and ending on the day before the next succeeding interest payment date for the Series D Senior Notes.

   "LIBOR" for any Interest Determination Date will be the offered rate for deposits in U.S. dollars having an index maturity of three months for a period commencing on the second London Business Day immediately following the Interest Determination Date in amounts of not less than $1,000,000, as such rate appears on Telerate Page 3750 or a successor reporter of such rates selected by the Calculation Agent and acceptable to the Company, at approximately 11:00 a.m., London time, on the Interest Determination Date (the "Reported Rate").

   "London Business Day" means a day that is a Business Day and a day on which dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

   "Telerate Page 3750" means the display designated on page 3750 on Bridge Telerate, Inc. (or such other page as may replace the 3750 page on that service or such other service as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

Ranking

   The Series D Senior Notes will be direct, unsecured and unsubordinated obligations of the Company and will rank equally with all other unsecured and unsubordinated obligations of the Company. The Series D Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $91,000,000 outstanding at December 31, 2001. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

Redemption

   The Series D Senior Notes will not be redeemable at the option of the Company prior to maturity.

Book-Entry Only Issuance--The Depository Trust Company

   The Depository Trust Company ("DTC") will act as the initial securities depositary for the Series D Senior Notes. The Series D Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global Series D Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Series D Senior Notes, and will be deposited with DTC.

   DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

   Purchases of Series D Senior Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Series D Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series D Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect

Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series D Senior Notes. Transfers of ownership interests in the Series D Senior Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series D Senior Notes, except in the event that use of the book-entry system for the Series D Senior Notes is discontinued.

   DTC has no knowledge of the actual Beneficial Owners of the Series D Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series D Senior Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Although voting with respect to the Series D Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Series D Senior Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series D Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

   Payments on the Series D Senior Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

   Except as provided herein, a Beneficial Owner of a global Series D Senior Note will not be entitled to receive physical delivery of Series D Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series D Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series D Senior Note.

   DTC may discontinue providing its services as securities depositary with respect to the Series D Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, Series D Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Series D Senior Notes. In that event, certificates for the Series D Senior Notes will be printed and delivered to the holders of record.

   The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                                 UNDERWRITING

   Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below and each of the Underwriters has severally agreed to purchase from the Company the respective principal amount of Series D Senior Notes set forth opposite its name below:

                                              Principal Amount of
                           Name              Series D Senior Notes
                           ----              ---------------------
              Lehman Brothers Inc...........      $48,000,000
              Banc One Capital Markets, Inc.       32,000,000
                                                  -----------
                     Total..................      $80,000,000
                                                  ===========

   In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Series D Senior Notes offered hereby if they purchase any of the Series D Senior Notes.

   The Underwriters propose to offer the Series D Senior Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession not in excess of $1.50 per Series D Senior Note. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $1.00 per Series D Senior Note to certain brokers and dealers. After the Series D Senior Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

   Prior to this offering, there has been no public market for the Series D Senior Notes. The Underwriters have advised the Company that they intend to make a market in the Series D Senior Notes. The Underwriters will have no obligation to make a market in the Series D Senior Notes, however, and may cease market making activities, if commenced, at any time.

   The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

   The Company's expenses associated with the offer and sale of the Series D Senior Notes are estimated to be $235,000.

   In connection with this offering and in compliance with applicable law and industry practice, the Underwriters may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Series D Senior Notes at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, purchasing Series D Senior Notes to cover syndicate short positions and imposing penalty bids. A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. Covering a syndicate short position means placing a bid or effecting a purchase of a security on behalf of the underwriting syndicate to reduce a short position created in connection with the offering. Imposing a penalty bid means purchasing a security in the open market to reduce the underwriting syndicate's short position or to stabilize the price of the security and in connection therewith reclaiming the amount of the selling concession from the underwriters and selling group members who sold such securities as part of the offering.

   In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

   Neither the Company nor any Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series D Senior

Notes. In addition, neither the Company nor any Underwriter makes any representation that such transactions will be engaged in or that such transactions, once commenced, will not be discontinued without notice.

   The Underwriters and their affiliates engage in transactions with and perform services for the Company in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with the Company or its affiliates.

                                    EXPERTS

   The financial statements of the Company included in the Company's Current Report on Form 8-K dated February 13, 2002, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                                  $80,000,000

[LOGO] MISSISSIPPI POWER
       (A SOUTHERN COMPANY)

                      Series D Floating Rate Senior Notes
                              due March 12, 2004

                              -------------------

                             PROSPECTUS SUPPLEMENT
                             Dated March 12, 2002

                              -------------------

                                LEHMAN BROTHERS

                        BANC ONE CAPITAL MARKETS, INC.